BRB Foods Inc.

Rua Doutor Eduardo de Souza Aranha

387 – Conjunto 151, Sao Paulo, SP 04543-121

VIA EDGAR

July 25, 2024

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, D.C. 20549

Re:	BRB Foods Inc.

Amendment No. 2 to Registration Statement on Form S-1

File No. 333-276557

Filed on July 8, 2024

Dear Ms. Sidwell:

BRB Foods Inc. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s submission of its Amendment No. 2 to Registration Statement on Form S-1 on July 8, 2024 as set forth in the Staff’s letter dated July 19, 2024 (the “Comment Letter”). Concurrently with filing of this letter, the Company is filing an Amendment No. 3 to Registration Statement on Form S-1 (the “Amended Registration Statement”), which includes changes to reflect responses to the Staff’s comments.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Registration Statement.

Amendment No. 2 to Form S-1 filed July 8, 2024

Note 25 – Related Party Transactions, page F-28

1.	We note your response to our comment number 11. To help us better understand your related party disclosure, tell us which figures relate to the convertible notes as disclosed in your footnote number 16 on page F-20. Please also clarify the amounts disclosed in the Intercompany section as you disclose an Intercompany receivable total of 703.772,315 for example. Please explain why the I/C receivables are so significant as we note your total assets as of March 31, 2024 are $3,637,443.

Response: We respectfully advise the Staff that the amount of $454,750, as of March 31, 2024, reported as part of the “Convertible note” line-item in Note 25 to our financial statements included on page F-28 of the Amended Registration Statement is the figure related to the convertible notes disclosed in Note 16 to our financial statements included on page F-20 of the Amended Registration Statement. The convertible notes were booked as “Related Parties” because the note holders are existing shareholders and accredited investors, but none of these noteholders hold management or control positions, or hold sufficient shares of our common stock to be considered Company affiliates. Further, the amounts previously disclosed in the Intercompany section were incorrectly inflated and we have revised the amounts disclosed in the Intercompany section on page F-28 of the Amended Registration Statement to disclose the accurate amounts. The accurate intercompany receivable amount of $703,772 represents approximately 19.3% of our total assets as of March 31, 2024, and is related to operational intercompany transactions which are eliminated in the consolidation process for financial statement preparation.

Income Statement, page F-34

2.	We note your response to our comment number 10. It appears that the weighted average shares outstanding figure has been omitted. This comment also applies to your interim income statement on page F-4.

Response: We respectfully advise the Staff that the Company has not booked transactions related to shares of our common stock during the relevant reporting periods. Consequently, there are no adjustments to shares of common stock outstanding and no effect on weighted average shares outstanding. Therefore, we disclosed only earnings per share.

We thank the Staff for its review of the foregoing and the Amended Registration Statement. If you have further comments, please feel free to contact our counsel, Mitchell L. Lampert, Esq., Robinson & Cole LLP, at mlampert@rc.com or by telephone at 203-462-7559.

Sincerely,

/s/ Bruno Bonifacio
Bruno Bonifacio Chief Executive Officer and Director

cc:	Mitchell L. Lampert, Esq. Robinson & Cole LLP